News Release

Q4
NORTHGATE MINERALS CORPORATION	For the three months ended
Stock Symbols: TSX: NGX, AMEX: NXG	December 31, 2004
Website: www.northgateminerals.com

STRONG FOURTH QUARTER CAPS RECORD YEAR FOR NORTHGATE:
2004 CASH FLOW OF $73 MILLION GENERATES $31 MILLION IN NET EARNINGS

VANCOUVER, February 24, 2005 - (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $23,233,000 or $0.12 per common share and net earnings of $12,205,000 or $0.06 per share for the fourth quarter of 2004. Cash flow from operations for all of 2004 was $72,890,000 or $0.36 per share and earnings were $31,255,000 or $0.16 per share.

Fourth Quarter and Full Year Highlights - 2004

  The Kemess mine had record quarterly production of 94,673 ounces of gold and 23.9 million pounds of copper.

  Annual production was a record 303,475 ounces of gold and 78.3 million pounds of copper.

  The net cash cost of gold production at the Kemess mine was $111 per ounce, lowering year to date costs to $135 per ounce.

  Cash flow from operations in the quarter was $23,233,000 bringing the 2004 total to $72,890,000.

  Net earnings for the quarter were $12,205,000, increasing the 2004 earnings to $31,225,000.

Ken Stowe, President and CEO, stated; "As we had forecast, the fourth quarter was an outstanding quarter in all regards. During 2004, Northgate posted record cash flow and earnings based on the outstanding operating performance at Kemess and buoyant prices for gold and copper. In spite of this success, we have not become complacent and have launched several new continuous improvement initiatives to improve the operating efficiency of our mill and mine. At the same time, we added additional ore to our reserve at Kemess South and completed the final feasibility study for the Kemess North project. Kemess North has the potential to keep our efficient, world class mining infrastructure operating for many years to come and we are optimistic that there will be significant progress on the permitting front for Kemess North in the very near future."

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Q4 2004 News Release

RESULTS OF OPERATIONS

Northgate recorded net earnings of $12,205,000 or $0.06 per share in the fourth quarter of 2004 compared with net earnings of $2,807,000 or $0.01 per share during the corresponding quarter of 2003. For the full year 2004, net earnings were $31,255,000 or $0.16 per share compared with $3,991,000 or $0.02 in 2003. Cash flow from operations (before changes in working capital) was $23,233,000 or $0.12 per share in the fourth quarter of 2004 compared with cash flow of $11,064,000 or $0.06 per share during the same quarter last year. For the full year 2004, cash flow from operations (before changes in working capital) was $72,890,000 or $0.36 per share compared with $37,983,000 or $0.19 in 2003. Earnings and cash flow during 2004 were significantly higher than they were in 2003 due to an 8% increase in metal sales and substantially higher realized prices for gold and copper.

Earnings and cash flow figures for 2004 and 2003 reflect the retroactive adoption of a required change in the Corporation's accounting policy for revenue recognition. This change has the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. Accordingly, revenue and the cost of sales reported in the Corporation's financial statements for a specific period do not correspond directly to metal production. The company also retroactively adapted the required change in accounting policy for asset retirement obligations. The Corporation has restated the 2003 comparative figures for this change, so that the basis of presentation for 2003 is consistent with that used for 2004. A summary of these changes can be found in Note 1 to the attached financial statements.

Kemess Mine Performance

The Kemess mine posted record gold and copper production of 94,673 ounces and 23.9 million pounds respectively, in the fourth quarter of 2004. This record production was the result of record mill throughput for hypogene ore of 52,136 tonnes per day combined with above-average ore grades. Over the course of 2004, ore grades and quarterly metal production varied considerably as different areas of the Kemess pit were mined as scheduled. For the full year, the grade of ore milled was close to the Kemess South reserve grade and metal production was consistent with the forecast released by Northgate at the beginning of 2004.

During the fourth quarter of 2004, approximately 13.6 million tonnes of ore and waste were removed from the open pit compared to 14.5 million tonnes during the corresponding quarter of 2003. Unit mining costs during the current quarter were Cdn$1.02 per tonne compared with Cdn$0.87 per tonne in the fourth quarter of 2003. The mining cost in the most recent quarter was higher than the 2004 annual average due to an unusually large amount of mobile equipment maintenance work scheduled in the quarter. The unit mining cost in the fourth quarter of 2003 was unusually low due to the high amount of ore and waste that was removed from the open pit as a result of slightly lower haul distances. For the total 2004 year, mining costs averaged Cdn$0.93 per tonne compared with Cdn$0.92 per tonne in 2003.

Mill availability during the fourth quarter of 2004 was 90% and throughput averaged 52,136 tonnes per day, compared with 92% availability and throughput of 49,830 tonnes per day in the fourth quarter of 2003. While mill availability was slightly lower in the most recent quarter than it was one year ago, the operational changes implemented in the milling circuit in September allowed the mill to process almost 5% more ore. For the full year, mill availability averaged 90% compared with 91% in 2003.

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Q4 2004 News Release

Gold and copper recoveries averaged 70% and 84% respectively in the fourth quarter of 2004 compared with 71% and 84% respectively in the fourth quarter of 2003. All the ore processed in both periods was hypogene ore with similar characteristics.

The total unit cost of production during the fourth quarter of 2004 was Cdn$7.59 per tonne milled which was substantially higher than the Cdn$6.85 per tonne milled recorded in the corresponding period of 2003. Total site operating costs in the fourth quarter of 2004 were Cdn$36.4 million compared with Cdn$31.3 in the fourth quarter of 2003 and an average of Cdn$32.4 during the first three quarters of 2004. Total site operating costs in the fourth quarter of 2004 were higher due to increased consumption and prices for grinding media, unusually high maintenance costs for mobile equipment and the cost of operating two additional haul trucks that were acquired during the quarter. The cash cost of production at Kemess in the fourth quarter was $111 per ounce bringing the average 2004 cash cost to $135 per ounce. Both these figures represent records for the Kemess mine. Record copper production and strong copper prices, which averaged $1.40 per pound for the fourth quarter and $1.30 per pound for the full year, generated these excellent results in spite of the strengthening Canadian dollar and the unusually large amount of waste stripping (1.9:1 versus the life of mine average of 1:1) that was completed during the year. Using the Gold Institute methodology, which many other gold companies use, cash costs at Kemess were $65 per ounce in the fourth quarter and $81 per ounce for the entire year.

The following table provides a summary of operations for the fourth quarter and full year of 2004 and the comparable periods of 2003.

2004 Kemess Mine Production

(100% of production basis)	4Q 04	4Q 03	2004	2003

Ore plus waste mined (tonnes)	13,637,789	14,480,180	56,000,000	53,872,000
Ore mined (tonnes)	4,831968	5,466,208	19,329,000	18,633,000
Stripping ratio (waste/ore)	1.82	1.65	1.90	1.88

Tonnes milled (ore)	4,796,471	4,584,324	18,589,662	18,632,837
Average mill operating rate (tpd)	52,136	49,830	50,791	51,049

Gold grade (gmt)	0.876	0.744	0.735	0.702
Copper grade (%)	0.270	0.261	0.231	0.225

Gold recovery (%)	70	71	69	70
Copper recovery (%)	84	84	83	82

Gold production (ounces)	94,673	78,761	303,475	294,117
Copper production (000's pounds)	23,856	22,165	78,291	76,177

Productivity measures:
Tonnes mined per shift worked	842	880	826	803
Tonnes milled per shift worked	280	293	290	281

Cash cost ($/ounce)
Full Absorption Method	111	185	135	219
Gold Institute Method	65	145	81	175

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Q4 2004 News Release

Safety performance at Kemess continued to improve in the fourth quarter and by the end of 2004 the operation had worked 170 consecutive days without a lost time accident. The initiatives implemented earlier in the year by the renewed health and safety committee has played a large part in achieving these improved results.

Financial Performance

Northgate's revenue in the fourth quarter of 2004 was $51,186,000 compared with $37,341,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change for revenue recognition (see Note 1 to the financial statements). Metal sales in the fourth quarter of 2004 consisted of 87,146 ounces of gold and 20.6 million pounds of copper compared with 73,553 ounces of gold and 19.3 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the fourth quarter of 2004 were approximately $402 per ounce of gold and $1.40 per pound of copper compared with $364 per ounce and $0.93 per pound in the fourth quarter of last year. In the fourth quarter of 2004, the Corporation closed out 21,750 ounces of its gold forward sales position, which reduced the realized price of gold sold during the quarter by $32 per ounce compared to the close out of 20,000 ounces in the fourth quarter of 2003 which reduced the realized price of gold by $28 per ounce. Net realized prices for the full year were $387 per ounce and $1.30 per pound for copper compared with $356 and $0.81 in the corresponding periods of 2003.

The cost of sales in the fourth quarter of 2004 was $25,616,000 compared with the corresponding period last year when the cost of sales was $25,030,000. The cost of sales reported during both periods reflects the changes in accounting policies for revenue recognition and asset retirement obligations. As a result of the revenue recognition change, the cost of sales that are reported during a quarter do not necessarily correspond to the operating costs that were actually incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. For the full year, the cost of sales was $103,722,000 compared with $84,387,000 in 2003.

Administrative and general expenses were $1,816,000 in the fourth quarter of 2004 compared with $902,000 in the comparable period of 2003. Expenses in the fourth quarter included a $246,000 charge for winding up an employee benefit plan that is no longer in use. For the full year administrative and general costs were $6,083,000 compared with $3,873,000 in 2003. Expenses during both periods of 2004 were higher than they were in the corresponding periods of 2003 primarily as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the fourth quarter were $8,251,000, compared to $10,311,000 during the corresponding period of 2003. The depreciation and depletion expense for the most recent quarter was lower primarily due to an 11% reduction in the amount of ore mined from the open pit compared to one year ago as well as a slight decline in the amortization rate that occurred as a result of the additional reserves that were established at Kemess South in August. Amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit. For the full year, depreciation was $36,160,000 compared with $34,058,000 in 2003.

Net interest expense was $208,000 for the three months ended December 31, 2004 compared to $604,000 in the corresponding quarter of 2003. The decrease in net interest expense in the most recent quarter is the result of increased interest income derived from the Corporation's increased cash

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Q4 2004 News Release

reserves combined with the continued reduction of long-term debt. In 2004, the total net interest expense was $3,049,000 compared with $3,611,000 in 2003.

Exploration expenses in the fourth quarter were $450,000 compared with $120,000 in the comparable period of 2003. The higher exploration expense in the most recent quarter was the result of diamond drilling program that extended later into the fall than it had in the previous year. Exploration expenditures for the full year amounted to $3,134,000 compared with $3,408,000 in 2003.

Capital expenditures during the fourth quarter of 2004 totaled $6,940,000 compared to $3,563,000 in the corresponding period of 2003. Capital expenditures in the most recent quarter included $1,280,000 for the completion of flotation cell retrofit in the Kemess mill, $3,234,000 for the purchase of two additional haul trucks and $918,000 related to feasibility study work on the Kemess mine expansion project (Kemess North). The two trucks represent the final addition to the Kemess South haulage fleet to achieve the Kemess South life-of-mine plan. Due to a large increase in mining productivity over the past few years, the ultimate haulage truck requirement was reduced by one truck from the original life of mine plan. The balance of the capital in the current quarter was dedicated to the seasonal construction of the tailings dam. In the fourth quarter of 2003, the capital expenditures related primarily to construction of the tailings dam, the Kemess North pre-feasibility study and the construction of a small bridge along the main access road to the mine. Capital expenditures during all of 2004 totaled $24,016,000 compared with a total of $16,621,000 in 2003.

Changes to Accounting Policies

On January 1, 2004, the Corporation retroactively adopted accounting policy changes related to revenue recognition and asset retirement obligations (site closure and reclamation costs), as a result of changes to Canadian generally accepted accounting principles ("GAAP"). These changes are discussed in Note 1 of the Corporation's fourth quarter consolidated financial statements.

KEMESS NORTH UPDATE

For the past several months, Northgate has been awaiting a formal announcement from the Federal and Provincial governments on the Draft Agreement for the Joint BC/Canada Panel Review of the Kemess North Project. This announcement will signal the commencement of the harmonized environmental review of the project and lay out specific timelines for the different phases of the review. Northgate estimates that once the environmental review process commences, it will take between 10-12 months to complete. Northgate has been advised that an announcement is imminent, which would see the process completed in early 2006, allowing a development decision to be made in the second quarter of 2006. Northgate wishes to acknowledge the considerable efforts of the British Columbia Government to date.

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CONFERENCE CALL AND WEBCAST OF 2004 ANNUAL FINANCIAL RESULTS

You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing our 2004 financial results. The call and webcast will take place on Friday, February 25, 2005, at 10:00 am ET. Northgate's 2004 financial results will be released the evening of February 24, 2005 and the presentation package for the conference call will be uploaded for the webcast the morning of February 25 and posted on Northgate's web site at www.northgateminerals.com under Investor Info - Presentations page.

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Q4 2004 News Release

Webcast:

To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high-speed internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

Teleconference:

You may participate in the Northgate Conference Call by calling 416-695-9757 or toll free in North America at 1-877-461-2814 with reservation number T543353S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed for 90 days by dialing 416-641-2127 or 1-877-296-3930 with reservation number 3353.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

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Q4 2004 News Release

NORTHGATE MINERALS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	December 31	December 31
	2004	2003
	(Unaudited)	(Restated)
ASSETS
Current assets
Cash and cash equivalents	$49,257	$7,743
Concentrate settlements and other receivables	11,300	13,051
Inventories	12,906	12,200
	73,463	32,994

Other assets	13,649	15,476
Mineral property, plant and equipment	180,669	189,964
	$267,781	$238,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$16,091	$15,219
Current portion of capital lease obligations	4,854	3,566
Current portion of long-term debt	21,000	12,000
	41,945	30,785

Capital lease obligations	10,653	9,554
Long-term debt	22,500	43,500
Provision for site closure and reclamation	21,149	15,983
	96,247	99,822

Shareholders' equity (Note 2)	171,534	138,612
	$267,781	$238,434

The accompanying notes form an integral part of these financial statements.

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Q4 2004 News Release

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

		Three months ended December 31		Twelve months ended December 31
(Unaudited)		2004	2003	2004	2003
			(Restated)		(Restated)

Revenue	(note 1)	$51,186	$37,341	$188,952	$131,423

Cost of sales		25,616	25,030	103,722	84,387
Administrative and general		1,816	902	6,083	3,873
		27,432	25,932	109,805	88,260

Earnings before interest, taxes,
depreciation & depletion &
other expenses		23,754	11,409	79,147	43,163
Other expenses:
Depreciation and depletion		8,251	10,311	36,160	34,058
Accretion of site closure &
reclamation liability		238	143	894	572
Net interest		208	604	3,049	3,611
Exploration		450	120	3,134	3,408
Currency translation losses (gains)		403	(410)	92	(1,089)
Mining and capital taxes		769	468	2,277	1,420
Other (income) expense		(195)	--	(348)	(193)
Non-controlling interest		--	--	--	19
		10,124	11,236	45,258	41,806
Earnings before income taxes		13,630	173	33,889	1,357
Future income tax recovery (expense)		(1,425)	2,634	(2,634)	2,634
Earnings for the period		$12,205	$2,807	$31,255	$3,991
Earnings per share - basic & diluted		$0.06	$0.01	$0.16	$0.02
Weighted average shares outstanding:
Basic		200,472,671	198,735,220	200,065,821	197,712,564
Diluted		200,812,618	200,161,973	200,567,253	198,621,170

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)
		Three months ended December 31		Twelve months ended December 31
(Unaudited)		2004	2003	2004	2003
			(Restated)		(Restated)
Retained earnings (deficit) at beginning
of period
As previously reported		$(27,415)	$(48,977)	$(39,457)	$(48,522)
Adjustment for retroactive change in
accounting for asset retirement
obligations (Note 1)		--	(1)	(296)	875
Adjustment for retroactive change in
accounting for revenue recognition
(Note 1)		--	(294)	(6,712)	(2,809)

Retained earnings (deficit) at beginning of
period as restated		(27,415)	(49,272)	(46,465)	(50,456)

Earnings for the period		12,205	2,807	31,255	3,991
Retained earnings (deficit) at end of period		$(15,210)	$(46,465)	$(15,210)	$(46,465)
The accompanying notes form an integral part of these financial statements.

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Q4 2004 News Release

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended December 31		Twelve months ended December 31
(Unaudited)	2004	2003	2004	2003
		(Restated)		(Restated)
CASH PROVIDED BY (USED IN)
Operations
Earnings for the period	$12,205	$2,810	$31,255	$3,991
Non-cash items:
Depreciation and depletion	8,251	10,311	36,160	34,058
Non-controlling interest	--	--	--	19
Accretion of site closure &
reclamation liability	238	143	894	572
Unrealized currency translation losses
(gains)	865	203	406	858
Amortization of deferred expenses	249	231	934	871
Stock-based compensation	--	--	512	248
Future income tax (recovery) expense	1,425	(2,634)	2,634	(2,634)
Other losses	--	--	95	--
	23,233	11,064	72,890	37,983
Changes in non-cash operating working
capital:
Concentrate settlements &
other receivables	2,843	(5,748)	1,751	(5,135)
Inventories	(4,665)	440	(706)	(3,511)
Accounts payable & accrued liabilities	792	1,464	872	(436)
	22,203	7,220	74,807	28,901
Investments
Other assets	(819)	(760)	(819)	(689)
Additions to mineral property, plant
& equipment	(4,244)	(3,563)	(17,518)	(12,914)
	(5,063)	(4,323)	(18,337)	(13,603)
Financing
Repayment of capital lease obligations	(1,023)	(766)	(4,111)	(3,133)
Repayment of debt	(3,000)	(2,250)	(12,000)	(9,000)
Issuance of common shares, net of share
issuance costs	39	75	1,155	177
	(3,984)	(2,941)	(14,956)	(11,956)
Increase (decrease) in cash and
cash equivalents	13,156	(44)	41,514	3,342
Cash and cash equivalents at beginning
of period	36,101	7,787	7,743	4,401
Cash and cash equivalents at end of period	$49,257	$7,743	$49,257	$7,743
Supplementary information:
Cash paid during the period for:
Interest	$357	$463	$2,990	$2,558
Income taxes	$--	$--	$--	$--
Non cash financing activities:
Issuance of common shares for
acquisition of non-controlling interest
in Kemess Mines Ltd.	$--	$--	$--	$6,790
Purchase of mineral property, plant &
equipment by assumption of capital
lease obligations	$2,696	$--	$6,498	$3,707
The accompanying note forms an integral part of these financial statements

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Q4 2004 News Release

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Twelve months ended December 31, 2004 and 2003
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (Unaudited)

  Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

Revenue recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under Emerging Issues Committee Abstract 141 ("EIC-141"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of the sales contract. Adoption of EIC-141 resulted in a decrease in inventory and an increase in the deficit of $6,712,000 as at December 31, 2003. The impact on the three months ending December 31, 2003 was a decrease in revenue of $5,769,000, an increase in the cost of sales of $575,000, an increase in currency translation gain of $3,000 and an increase in the opening deficit of $294,000. The impact on the year ending December 31, 2003 was a decrease in revenue of $6,429,000, a decrease in the cost of sales of $2,526,000 and a decrease in opening deficit of $2,809,000.

Site closure and reclamation costs

Effective January 1, 2004, the Corporation adopted the CICA's Handbook section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP have been harmonized with US GAAP. HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section 3061, "Property, Plant and Equipment" of the CICA Handbook and accrued the amount

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Q4 2004 News Release

associated with the retirement of tangible long-lived assets as a charge to results from operations over the life of the mine using the unit-of-production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $295,000 as of January 1, 2004. In addition, for the quarter ending December 31, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $77,000, an increase in depreciation and depletion of $138,000, and increase in accretion of site closure and reclamation costs of $143,000 and a decrease in foreign currency translation gain of $88,000. For the year ending December 31, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $308,000, an increase in depreciation and depletion of $552,000, an increase in accretion of site closure and reclamation costs of $572,000 and a decrease in foreign currency translation gain of $355,000.

The continuity of the provision for site closure and reclamation costs for the year ended December 31, 2004 is as follows:

Balance, December 31, 2003, as previously reported	$12,918
Effect of change in accounting policy	3,065

Balance, December 31, 2003, as restated	15,983

Q1 2004
Liabilities incurred in the period	173
Accretion expense	220
Effect of foreign exchange	(217)

Q2 2004
Liabilities incurred in the period	168
Accretion expense	213
Effect of foreign exchange	(354)

Q3 2004
Liabilities incurred in the period	175
Accretion expense	222
Effect of foreign exchange	994

Q4 2004
Liabilities incurred in the period	2,416
Accretion expense	238
Effect of foreign exchange	918

Balance, December 31, 2004 (unaudited)	$21,149

The expected site closure costs used in the determination of this provision total $28.2 million, which is expected to be spent over a period of three years beginning in 2009 after the reserves at Kemess South are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

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Q4 2004 News Release

  Shareholders' Equity
		December 31	December 31
		2004	2003
		(Unaudited)	(Restated)

	Common shares (a)	$177,464	$176,179
	Common share purchase warrants	8,613	8,613
	Contributed surplus (b)	667	285
	Retained earnings (deficit)	(15,210)	(46,465)
		$171,534	$138,612

(a)	Common shares

		Number of shares	Amount

	Balance, December 31, 2003	198,759,915	$176,179

	Issued in Q1 2004:
	On exercise of share purchase warrants	1,500,000	949
	On exercise of options	47,100	52
	Issued in Q2 2004:
	On exercise of options	4,000	6
	Issued in Q3 2004:
	On exercise of options	152,000	110
	Issued in Q4 2004:
	On exercise of options	8,000	5
	Pursuant to Employee Share Purchase Plan	20,035	34
	Reclass Fair Value of Exercised Option from Contributed Surplus		129

	Balance, December 31, 2004 (unaudited)	200,491,050	$177,464

As of February 24, 2004 the Corporation had 200,507,855 issued and outstanding common shares.

(b)        Stock-based compensation

During the three months ended December 31, 2004, the Corporation did not grant any options to employees. During the three months ended September 30, 2004, the Corporation granted 25,000 options to employees exercisable at Cdn$2.38 for seven years. Five thousand (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended June 30, 2004, the Corporation granted 55,000 options to employees exercisable at Cdn$2.49 for seven years and 150,000 options to employees exercisable at Cdn$2.21 for seven years. 41,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2004, the Corporation granted 1,240,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. No options vested in the three months ended December 31, 2004. For the twelve months ended December 31, 2004 stock-based compensation was $512,000.

At December 31, 2004, there were 3,291,200 options outstanding of which 1,185,300 were exercisable.

Northgate Minerals Corporation	13
Q4 2004 News Release

The fair value of the share options granted during each quarter of 2004 was estimated using the Black-Scholes pricing model with the following assumptions:

	For	For	For	For	For	For	For	For
	Options	Options	Options	Options	Options	Options	Options	Options
	Granted	Granted	Granted	Granted	Granted	Granted	Granted	Granted
	in Q4	in Q4	in Q3	in Q3	in Q2	in Q2	in Q1	in Q1
	2004	2003	2003	2003	2004	2003	2004	2003

Risk-free interest rate	--	--	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Annual dividends	--	--	--	--	--	--	--	--

Expected stock price	--	--	61%	54%	64%	54%	67%	63%
volatility

Expected option life	--	--	4 years	3 years	4 years	3 years	4 years	3 years

Per share fair value of	--	--	$1.09	$0.51	$1.08	$0.56	$1.51	$0.85
options granted (Cdn$)
  Financial Instruments

At December 31, 2004, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 261,000 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between January 27, 2005 and December 31, 2007. The unrealized loss on these forward sales contracts at December 31, 2004 was approximately $37,376,000.